SECU~~~~~~10027404~~~~~~MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 – 41974

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 5 2010

BRANCH OF REGISTRATIONS
AND
05   EXAMINATIONS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

McFARLAND DEWEY SECURITIES CO., LP

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 2650
(No. And Street)

NEW YORK,   NY   10170-2699
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN ROBERTS McFARLAND   (212) 867-4949
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor   NEW YORK   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____ALAN ROBERTS McFARLAND_____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____McFARLAND DEWEY SECURITIES CO., LP_____ , as of

_____DECEMBER 31, 2009_____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

MAYRA MENDOZA
Notary Public, State of New York
No. 01ME5071753
Qualified in Queens County
Certificate Filed in New York County
Commission Expires January 21, 20 / /

_____
Notary Public

_____
Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
X	(m)	A copy of the SIPC Supplemental Report.
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
X	(o)	Supplemental Independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

McFARLAND DEWEY SECURITIES CO., L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
  McFarland Dewey Securities Co., L.P.:

We have audited the accompanying statement of financial condition of McFarland Dewey Securities Co., L.P. as of December 31, 2009. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McFarland Dewey Securities Co., L.P. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 10, 2010

MCFARLAND DEWEY SECURITIES CO., L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

A S S E T S

Cash	$	11,025
Accounts Receivable		3,546
TOTAL ASSETS	$	14,571

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:

Accrued expenses	$	4,000
Total Liabilities		4,000
Partners' Capital		10,571
Total Partners' Capital		10,571
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	14,571

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND OPERATIONS

McFarland Dewey Securities Co., L.P. (the "Partnership") was organized in the State of Delaware on July 1, 1989 as a limited partnership. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a non-clearing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3, as all customers accounts, as defined, are carried by the clearing broker.

The Partnership is principally engaged as an investment advisor in the private placement of securities.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

Revenue Recognition

The Partnership recognizes advisory and consulting fees on an accrual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized ratable over the contract period.

Private placement and investment banking fees are recorded on a contractual basis according to stipulated in the contract. Revenue is recognized when the client's financing is consummated, which is usually when the proceeds are received.

Income Taxes

As a Partnership, income or loss from the Partnership's activities is allocated among the partners based on their respective profit percentages, pursuant to the Partnership's operating agreement. No liability has recorded for federal and state income taxes, since such taxes, if any, accrue to the partners. Income taxes payable relate to the New York City Unincorporated Business Tax ("NYCUBT").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Partnership recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized in their financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Partnership prepares its tax returns on a cash basis. Accordingly, the Partnership records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

NOTE 3. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital as defined, of $6,564, which was $1,564 in excess of its required net capital of $5,000.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

The Partnership maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each institution. At times, such amounts may exceed the FDIC limits.

In the course of its business, the Partnership might enter into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Partnership's policy is continuously to monitor its exposure to the market and any counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures if ever required. In addition, the Partnership has a policy of reviewing any customers and/or other counterparties with which it conducts business.

NOTE 4.   SIGNIFICANT GROUP CONCENTRATION OF RISK (continued)

As of December 31, 2009, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5.   RELATED PARTY TRANSACTIONS

The General Partner incurs various general and administrative expenses, such as occupancy and certain employee benefit costs, on behalf of the Partnership that are allocated to the Partnership.